Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis
May 5, 2021
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2021, dated May 5, 2021, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2021, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2020 Annual Report filed on February 24, 2021.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2021, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2020. Amendments disclosed in our December 31, 2020, audited consolidated financial statements (incorporated here by reference) did not have an impact on the Company’s consolidated financial statements or accounting policies for the quarter ended March 31, 2021. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
Business Model and Strategic Plan
Stantec is a global leader in sustainable design and engineering with 22,000 employees that operate out of 350 locations around the world. We design with community in mind and are well positioned to help clients around the world address the impacts of climate change, urbanization, emerging macroeconomic drivers, and technology shifts.

We have strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors. Key components of our business model are geographic diversification; service diversification; focus on the higher-margin, lower-risk design phase of buildings, energy, and infrastructure projects; and providing professional services in all phases of the project life cycle.

Our vision is to be a top 10 global design firm that maximizes long-term, sustainable value. We aim to grow and     diversify sustainably for the benefit of our clients, employees, and shareholders. We will do this through a client-centric framework with four value creators: Excellence, Innovation, People, and Growth. Please see pages M-1 to M-5 of Stantec’s 2020 Annual Report for further details on our business model and strategic plan.

Management’s Discussion and Analysis March 31, 2021	M-1	Stantec Inc.

Strategic Acquisitions Completed in 2021 and 2020
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water
Canada
Teshmont Consultants LP (Teshmont)	October 2020	Winnipeg, Manitoba	63		●
United States
Wenck	December 2020	Minneapolis, Minnesota	300			●
Global
AGEL adviseurs (AGEL)	December 2020	Oosterhout, Netherlands	75			●
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135				●

Business Update – COVID-19 Pandemic
Now into the second year of the pandemic, we have acclimatized to the new norm and new ways of working with our clients and with each other. While certain jurisdictions have had to reintroduce more severe restrictions due to new waves of COVID-19 and variants, there is renewed optimism with the rollout of vaccines. Offices in Australia and New Zealand remain fully open, with others continuing to adjust comprehensive office re-opening plans with protocols to meet evolving local government and health official’s guidelines and recommendations. As demonstrated by our performance in 2020 and the first quarter of 2021 the ongoing pandemic is not impeding our growth or financial aspirations. We continue to see emerging opportunities within the sectors we serve as certain jurisdictions begin introducing infrastructure and other stimulus programs – and we remain well-positioned to capitalize on them.

Management’s Discussion and Analysis March 31, 2021	M-2	Stantec Inc.

Q1 2021 Financial Highlights

	For the quarter ended March 31,
	2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,089.2	124.0%	1,220.5	127.8%
Net revenue	878.7	100.0%	955.2	100.0%
Direct payroll costs	412.3	46.9%	448.5	47.0%
Gross margin	466.4	53.1%	506.7	53.0%
Administrative and marketing expenses	341.5	38.9%	367.3	38.5%
Other	(4.2)	(0.5%)	11.1	1.1%
EBITDA from continuing operations (note)	129.1	14.7%	128.3	13.4%
Depreciation of property and equipment	13.2	1.5%	14.5	1.5%
Depreciation of lease assets	26.9	3.1%	29.6	3.1%
(Reversal) impairment of lease assets	(1.6)	(0.2%)	9.7	1.0%
Amortization of intangible assets	13.3	1.5%	14.2	1.5%
Net interest expense	9.3	1.1%	15.0	1.6%
Income taxes	17.1	1.9%	15.8	1.6%
Net income from continuing operations	50.9	5.8%	29.5	3.1%
Net income from discontinued operations	—	0.0%	10.2	1.1%
Net income	50.9	5.8%	39.7	4.2%
Basic earnings per share (EPS) from continuing operations	0.46	n/m	0.27	n/m
Diluted EPS from continuing operations	0.46	n/m	0.26	n/m
Adjusted EBITDA from continuing operations (note)	129.1	14.7%	139.7	14.6%
Adjusted net income from continuing operations (note)	56.1	6.4%	54.3	5.7%
Adjusted diluted EPS from continuing operations (note)	0.50	n/m	0.49	n/m
Dividends declared per common share	0.165	n/m	0.155	n/m
note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2020 Annual Report and this MD&A).
n/m = not meaningful

Q1 2021 compared to Q1 2020
We achieved adjusted EPS of $0.50 in Q1 2021, a $0.01 per share increase from Q1 2020, reflecting the continued resilience of our business. Results slightly exceeded management's expectations for the quarter and are in line with the annual target outlook provided in our 2020 Annual Report. Despite net revenue retraction, which was consistent with our expectations, savings realized from our 2023 Real Estate Strategy, and continued cost management efforts contributed to a solid adjusted net income margin.
•Net revenue was in line with expectations, decreasing 8.0%, or $76.5 million, compared to pre-pandemic Q1 2020, mainly due to the 7.4% organic retraction. More than half of the organic retraction was attributed to the anticipated retraction in our Buildings business, resulting largely from the pandemic, and the effect of the reduced scope for a large midstream project. Our Water business continued to perform well, delivering organic net revenue growth of 3.7%. The overall reduction in net revenue also includes the effect of the strengthening of the Canadian dollar. Recent acquisition activities contributed to acquisition net revenue growth of 2.2%.

Management’s Discussion and Analysis March 31, 2021	M-3	Stantec Inc.

•Adjusted EBITDA from continuing operations was $129.1 million, representing 14.7% of net revenue compared to $139.7 million or 14.6% of net revenue in the prior period.
•Net income increased 28.2%, or $11.2 million, to $50.9 million, and diluted EPS from continuing operations increased 76.9%, or $0.20, to $0.46. mainly due to reductions in net interest, depreciation and amortization expenses. In addition, we recorded a $1.6 million non-cash reversal of impairment of lease assets in the quarter compared to an impairment loss in Q1 2020.
•Adjusted net income increased 3.3%, or $1.8 million, to $56.1 million, representing 6.4% of net revenue, and adjusted diluted EPS increased to $0.50 from $0.49 in Q1 2020. Continued cost management efforts, savings realized from our 2023 Real Estate Strategy, which are on track to meet our 2021 cost saving target of $0.10 per share, and reductions in our effective tax rate contributed to the increase in adjusted net income and adjusted diluted EPS.
•Contract backlog increased 5.3%, 5.8% organically, from December 31, 2020, to $4.6 billion at March 31, 2021. Organic backlog growth was achieved across all of our business units, including Buildings, and with double-digit growth in Energy & Resources and Environmental Services. Contract backlog represents approximately 12 months of work.
•Operating cash flows from continuing operations, typically an outflow in the first quarter, were very strong, amounting to an inflow of $55.7 million compared to an outflow of $45.4 million in the prior period. The increase in cash flows from operations was primarily driven by lower cash paid to suppliers and employees due to the timing of various payments and lower activities, partly offset with lower cash receipts from clients. Lower payments and cash receipts were also due to foreign exchange impacts from the strengthening of the Canadian dollar.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2021 is 0.8x, remaining below our annual target range of 1.0x to 2.0x.
•Days sales outstanding (DSO) was 75 days, consistent with December 31, 2020, and improved 11 days from 86 days at March 31, 2020.
•We completed the acquisition of GTA Consultants (GTA), a 135-person Australia-based transportation planning and engineering firm, on March 1, 2021. On May 1, 2021, we also completed the acquisition of Engenium, a 170-person Australia-based firm specializing in sustainability within the Energy & Resources operations.
•On May 5, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on July 15, 2021, to shareholders of record on June 30, 2021.

Management’s Discussion and Analysis March 31, 2021	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020
Net income from continuing operations	50.9	29.5
Add back:
Income taxes	17.1	15.8
Net interest expense	9.3	15.0
(Reversal) impairment of lease assets	(1.6)	9.7
Depreciation and amortization	53.4	58.3

EBITDA from continuing operations	129.1	128.3
Add back (deduct) pre-tax:
Unrealized (gain) loss on equity securities	(5.1)	11.4
Acquisition, integration, and restructuring costs (note 4)	5.1	—

Adjusted EBITDA from continuing operations	129.1	139.7

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020
Net income from continuing operations	50.9	29.5
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.4	7.1
Unrealized (gain) loss on equity securities (note 2)	(3.8)	8.2
(Reversal) impairment of lease assets (note 3)	(1.2)	6.9
Acquisition, integration, and restructuring costs (note 4)	3.8	2.6

Adjusted net income from continuing operations	56.1	54.3
Weighted average number of shares outstanding - basic	111,280,965	111,364,788
Weighted average number of shares outstanding - diluted	111,774,488	111,852,155

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic and diluted	0.50	0.49
See the Definitions section of the 2020 Annual Report and this MD&A for our discussion of non-IFRS measures used.
note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2021, this amount is net of tax of $2.0 (2020 - $2.8).
note 2: For the quarter ended March 31, 2021, this amount is net of tax of $(1.3) (2020 - $3.2).
note 3: For the quarter ended March 31, 2021, this amount is net of tax of $(0.4) (2020 -$2.8).
note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and reorganization and transitional tax expenses, For the quarter ended March 31, 2021, this amount is net of tax of $1.3 (2020 included a reorganization tax expense of $2.6).

Management’s Discussion and Analysis March 31, 2021	M-5	Stantec Inc.

Financial Targets
We provided our annual targets for 2021 on page M-11 in our 2020 Annual Report. Our progress toward these targets for Q1 2021 is as follow:

(In millions of Canadian dollars, unless otherwise stated)	2021 Annual Range	Q1 2021 Results
Targets
Adjusted EBITDA as % of net revenue (note)	14.5% to 16.0%	14.7%
Adjusted net income as % of net revenue (note)	At or above 6.5%	6.4%
Adjusted ROIC (note)	At or above 9.5%	(note)
In setting our targets and guidance, we assumed an average value for the Canadian dollar of $0.76 USD and £0.58 GBP.
note: Adjusted EBITDA, adjusted net income, and adjusted return on investment capital (ROIC) are non-IFRS measures discussed in the Definitions section of the 2020 Annual Report and this MD&A. Adjusted ROIC is calculated annually at the end of the year.

Our Q1 2021 results are modestly higher than our expectations for the quarter. Certain results for Q1 2021 are outside our targeted annual ranges due to the typical slowdown in the first quarter related to winter weather conditions and holiday schedules. We are confident we will achieve our annual targets by the end of the fiscal year.

Outlook
We are reaffirming our guidance as provided in the Outlook section of our 2020 Annual Report (incorporated here by reference). The targets and outlook were based on the assumption of a continued gradual global recovery and adjustments may need to be considered if the pace of economic recovery significantly differs from our expectations.
We have been able to successfully navigate the ongoing pandemic by capitalizing on the diversity of our practice and the focused management of our whole business which enables us to be in line with or exceed expectations. While a great deal of uncertainty remains on the timing of economic recovery across many jurisdictions, we expect our business will continue to demonstrate resilience and we believe we are well positioned to generate solid earnings in 2021.

We continue to anticipate that organic net revenue growth in 2021 will be in the low to mid-single digits. We expect our organic retraction in Q1 2021 will be offset over the remainder of the year. Global is expected to generate mid-single digit growth, driven by anticipated strong performance in the regulated water market and with stimulus funds beginning to flow to catalyze the respective economies. Organic growth in Canada is expected to be in the low single digits. We also anticipate muted net revenue growth in the United States. No potential upside from US infrastructure stimulus bills has yet been considered in our revenue expectations due to the continued uncertainty around the timing of such legislation being passed and lags in qualifying projects and programs proceeding once passed.

While we have not yet incorporated recent US stimulus bills into our outlook, it is worth noting that the recently passed American Rescue Plan Act of 2021 contains roughly US$600 billion earmarked for projects requiring engineering and design, and that the proposed American Jobs Plan of 2021 includes US$1.7 trillion earmarked for projects requiring engineering and design. Given the expected focus on investments in sustainable infrastructure, and that our industry leading exposure to UN Sustainable Development Goal (SDG) related revenues is approximately half of our gross revenue (2020), we are well positioned to address the areas of focus in these announcements.

Impact of foreign exchange
Our 2021 guidance, provided in our 2020 Annual Report, was predicated on an assumed Canadian to US dollar exchange rate of $0.76. In Q1 2021, the Canadian dollar strengthened to US$0.79. We estimate that a $0.01 strengthening of the Canadian dollar to the US dollar relative to our originally assumed $0.76 leads to an approximate reduction of $3.0 million in pre-tax earnings, $2.2 million in earnings, and $0.02 per share on our 2021 results.

Management’s Discussion and Analysis March 31, 2021	M-6	Stantec Inc.

Income taxes
In 2020, we expected our 2021 effective tax rate (without discrete transactions) to be in the range of 27% to 28%. In Q1 2021, our effective tax rate was 25.1% based on early projections, primarily due to the tax rate differences and mix of earnings from the foreign jurisdictions we operate in, a reduction in non-deductible expenses, and revisions of certain tax estimates. However due to the number of uncertainties and range of possible outcomes, we have not revised our guidance at this date.

Adjusted diluted earnings per share
We continue to expect to deliver low to mid-single digit growth in adjusted diluted earnings per share in comparison to 2020.

While we remain focused on continuing to grow through acquisition, it should be noted that the above targets do not include any assumed acquisitions given the unpredictable nature of the size and timing of such acquisitions.
Financial Performance
The following sections outline specific factors that affected the results of our operations in the first quarter of 2021.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of our gross revenue in foreign currencies, primarily in US dollars and British pounds (GBP). Fluctuations in these currencies had a net $26.6 million negative impact on our net revenue results in Q1 2021 compared to Q1 2020:
•The Canadian dollar averaged US$0.75 in Q1 2020 and US$0.79 in Q1 2021—a 5.3% increase. The strengthening Canadian dollar compared to the US dollar had a negative effect on gross and net revenues.
•The Canadian dollar averaged GBP$0.58 in Q1 2020 and GBP$0.57 in Q1 2021—a 1.7% decrease. The weakening Canadian dollar compared to the GBP had a positive effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

	Gross Revenue		Net Revenue
	Quarter Ended Mar 31,		Quarter Ended Mar 31,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Organic Retraction %
Canada	292.5	310.9	256.1	275.8	(7.6%)
United States	588.7	689.6	454.7	509.0	(7.3%)
Global	208.0	220.0	167.9	170.4	(7.1%)
Total	1,089.2	1,220.5	878.7	955.2	(7.4%)

Management’s Discussion and Analysis March 31, 2021	M-7	Stantec Inc.

	Gross Revenue		Net Revenue
	Quarter Ended Mar 31,		Quarter Ended Mar 31,
(In millions of Canadian dollars, except percentages)	2021	2020	2021	2020	Organic Growth (Retraction) %
Buildings	223.4	273.1	184.1	218.9	(13.6%)
Energy & Resources	131.5	176.9	116.4	144.7	(18.4%)
Environmental Services	179.8	179.2	138.6	135.6	(6.6%)
Infrastructure	304.0	343.3	244.2	262.3	(4.7%)
Water	250.5	248.0	195.4	193.7	3.7%
Total	1,089.2	1,220.5	878.7	955.2	(7.4%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

In line with expectations, the pandemic-related slowdowns continued to contribute to net revenue retractions. For the quarter, organic retraction of 7.4% and negative foreign exchange fluctuations of 2.8% were partially offset by acquisition growth of 2.2%.

The gross to net revenue ratio was 1.24, falling below our targeted range of 1.25 to 1.30.
Canada
Organic net revenue retracted 7.6% in the quarter and was primarily in our Energy & Resources and Environmental Services businesses as a result of our revised role on the Trans Mountain Expansion Project (TMEP) and an overall decline in the oil & gas midstream market. Partly offsetting the retractions were organic growth in our Buildings and Infrastructure businesses. Growth in Buildings was due to increased public projects in healthcare and education sectors in Quebec and Ontario. We expect growth in Buildings will persist through the year. Within Infrastructure, growth continued in our Transportation sector in Montreal and the Greater Toronto Area due to increases in public spending and the ramp up of a significant project, and in our Community Development sector, with increased activities in the Alberta and Ontario residential sectors as a result of lower interest rates and improvements in the housing market.

As the economy is recovering from the pandemic, we are seeing increasing momentum in our projects and increases in our contract backlog, particularly in our Buildings, Energy & Resources, and Environmental Services businesses.
United States
In our US operations, organic net revenue retracted by 7.3% in the quarter, primarily in our Buildings and Infrastructure businesses, and negative foreign exchange fluctuations of 5.9% from the weakening US dollar compared to the Canadian dollar were partly offset by acquisition growth of 2.5%. In our Buildings business, pandemic related slowdowns in the commercial, airports, and hospitality sectors contributed to the retraction; however, work is pivoting to the industrial & logistics and science & technology sectors. Retraction in Infrastructure was primarily from the continuing wind down of certain large-scale transportation projects and the timing of client change order approvals on these projects, which tend to be more protracted for Alternative Delivery Projects. Partly offsetting these retractions was continued growth in Water as work progressed on a number of projects and programs throughout the business, with the strongest growth in the US South region.

We are seeing increasing momentum in our projects and increases in our contract backlog, particularly in our Energy & Resources and Environmental Services businesses.

Management’s Discussion and Analysis March 31, 2021	M-8	Stantec Inc.

Global
In Global, net revenue retracted by 1.5% in the quarter, reflecting organic net revenue retraction of 7.1%, partly offset by acquisition growth of 3.9% and positive foreign exchange impacts of 1.7%.

Pandemic-related retractions were primarily in our UK and Australia Buildings, and European Environmental Services businesses. This was partly offset by continued growth in Water and Transportation, particularly in the UK, Australian, and New Zealand markets. Improvements were also in our Energy & Resources business as pandemic-related restrictions were lifted in certain key markets. Progressive recovery is anticipated in the house-building and strategic land development markets in our UK business and is expected to contribute to overall Infrastructure growth as the year progresses.
Backlog

(In millions of Canadian dollars)	Mar 31, 2021	Dec 31, 2020
Canada	1,220.2	1,134.3
United States	2,599.7	2,449.2
Global	787.5	793.6
Total	4,607.4	4,377.1

Our contract backlog—$4.6 billion at March 31, 2021—represents approximately 12 months of work, a 5.3% increase compared to our $4.4 billion backlog at December 31, 2020. It reflects organic growth of 5.8% and acquisition growth of 0.6%, partly offset by negative foreign exchange impacts of 1.1%. Organic growth was primarily in our Canada and US operations and our Energy & Resources and Environmental Services businesses had double digit growth.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.
Major Project Awards
In Canada, major projects awarded during the first quarter of 2021 include being selected to provide architecture, interior design, engineering, and landscape architecture services for the new Cariboo Memorial Hospital redevelopment in Williams Lake, British Columbia. In Toronto, we were selected to provide engineering, transportation, tunneling, cost consulting, electrical, and utilities services as part of the road and public realm design for the Queens Quay East Extension and Waterfront East light-rail transit project. Our team was also chosen to provide consultant services for the Westside Irrigation project at Diefenbaker Lake in Saskatchewan – the largest public works project in the province’s history.

In the United States, we were awarded architecture and project management for replacement and refurbishment of lab infrastructure for a top healthcare client in Los Angeles, California. We were selected to provide environmental services, including land planning, biological, cultural, hazardous material, and environmental compliance services, in support of a large electric utility company’s vegetation management maintenance activities throughout its service territory.

In our Global operations, project highlights include providing façade design and buildings services engineering for the new Edith Cowan University City Campus in Perth, Western Australia. In New Zealand, we secured a number of public projects in the water, transportation, and community development sectors. Among these wins is additional work awarded to our Transportation team as part of the ongoing Otaki to North Levin expressway project, which aims to increase the safety and resilience of the region’s transportation network. We were also selected to conduct dam safety reviews on nine dams for Dunedin City Council.

Management’s Discussion and Analysis March 31, 2021	M-9	Stantec Inc.

Gross Margin
In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2020 Annual Report (incorporated here by reference).

	Quarter Ended Mar 31,
	2021		2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	136.6	53.3%	139.5	50.6%
United States	242.5	53.3%	272.1	53.5%
Global	87.3	52.0%	95.1	55.8%
Total	466.4	53.1%	506.7	53.0%

In line with our net revenue retraction expectations for the first quarter, gross margin decreased $40.3 million or 8.0% in the quarter which included the effect of the strengthening Canadian dollar on our US gross margins. As a percentage of net revenue, gross margin remained stable at 53.1%.

In Canada, gross margin remained stable at $136.6 million and increased 2.7% as a percentage of net revenue in the quarter. A shift in our project mix, primarily driven by our revised role on TMEP and more project work in our Buildings business and Community Development sector, which tend to earn higher margins, contributed to overall improvements.

Gross margin in our US operations decreased $29.6 million and as a percentage of net revenue, remained consistent in the quarter.

Gross margin in our Global operations decreased $7.8 million, or 3.8% as a percentage of net revenue in the quarter. Margins were impacted by localized challenges in our Middle East Buildings and Water businesses, project mix, and some ongoing pricing pressures in the UK, Europe, and Australia.

Administrative and Marketing Expenses
Administrative and marketing expenses decreased $25.8 million and as a percentage of net revenue were 38.9% in Q1 2021 compared to 38.5% in Q1 2020. Cost savings from reduced discretionary spending and our 2023 Real Estate Strategy were offset by higher share-based compensation expense due to movements in our share price, higher acquisition and integration costs from recent acquisitions, and lower utilization.

Depreciation of Lease Assets
Depreciation of lease assets decreased $2.7 million compared to Q1 2020. The decrease is primarily as a result of our 2023 Real Estate Strategy.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years.

Management’s Discussion and Analysis March 31, 2021	M-10	Stantec Inc.

The following table summarizes the amortization of identifiable intangible assets for Q1 2021 and Q1 2020:

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2021	2020
Client relationships	7.8	7.9
Backlog	0.7	2.0
Other	0.1	—
Total amortization of acquired intangible assets	8.6	9.9
Software	4.7	4.3
Total amortization of intangible assets	13.3	14.2

The decrease in intangible amortization was mainly due to the decline of backlog amortization because the backlog associated with the acquisition of Peter Brett Associates LLP and Wood & Grieve Engineers was fully amortized in 2020.

Impairment (Reversal) of Lease Assets
As part of the Company's 2023 Real Estate Strategy, the real estate lease portfolio was evaluated in 2020 and resulted in the approval of a formal plan to sublease certain underutilized office spaces. This change in use resulted in the recognition of impairment losses in 2020.

Prior to the execution of a sublease arrangement, payments made for variable costs on impaired office lease assets will reduce estimated future cash outflows and increase the recoverable amount of the lease assets. In accordance with the accounting requirements of IAS 36 Impairment of Assets, this resulted in a $1.6 million reversal of the recorded impairments in Q1 2021. We expect fluctuations in our impairment adjustments until sublease arrangements are executed.

Net Interest Expense
Net interest expense decreased $5.7 million in Q1 2021 compared to Q1 2020. This was primarily driven by the repayment of the revolving credit facility in October 2020 with proceeds from the issuance of senior unsecured notes at a lower interest rate, no drawings on our revolving credit facility in the quarter, and the lowering of interest rates by the Bank of Canada in response to COVID-19 that contributed to the decrease in interest rates on our variable rate debt.

Other (Income) Expenses
Improvements in the equity security markets resulted in an unrealized gain of $5.1 million in Q1 2021 compared to an unrealized loss of $11.4 million in Q1 2020, on our equity securities in our investments held for self-insured liabilities. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Income Taxes
Our effective income tax rate was 25.1% in Q1 2021, compared to a normalized rate of 28.5% in Q1 2020. In the quarter, the effective tax rate was reduced from our prior year rate primarily due to the tax rate differences and mix of forecasted earnings from the foreign jurisdictions we operate in, a reduction in non-deductible expenses, and revisions of certain tax estimates.

Management’s Discussion and Analysis March 31, 2021	M-11	Stantec Inc.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2021	2020				2019
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,089.2	1,126.1	1,177.9	1,205.6	1,220.5	1,210.2	1,241.5	1,224.1
Net revenue	878.7	861.7	916.5	951.1	955.2	901.0	952.6	953.6
Net income from continuing operations	50.9	14.9	62.1	52.6	29.5	42.4	57.8	49.3
Net income from discontinued operations	—	1.8	—	—	10.2	—	—	—
Net income	50.9	16.7	62.1	52.6	39.7	42.4	57.8	49.3
Diluted earnings per share
Continuing operations	0.46	0.13	0.55	0.47	0.26	0.38	0.52	0.44
Discontinued operations	—	0.02	—	—	0.09	—	—	—
Total diluted earnings per share	0.46	0.15	0.55	0.47	0.35	0.38	0.52	0.44
Continuing operations
Adjusted net income (note)	56.1	67.0	69.9	57.7	54.3	52.3	66.3	56.1
Adjusted diluted EPS (note)	0.50	0.60	0.62	0.52	0.49	0.47	0.59	0.50
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2020 Annual Report and this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q1 2021	Q4 2020	Q3 2020	Q2 2020
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q1 2020	Q4 2019	Q3 2019	Q2 2019
(Decrease) increase in net revenue due to
Organic retraction	(70.5)	(39.5)	(45.2)	(19.9)
Acquisition growth	20.6	1.7	—	—
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(26.6)	(1.5)	9.1	17.4
Total net decrease in net revenue	(76.5)	(39.3)	(36.1)	(2.5)
Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. Typically, in the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The net decrease in net revenue from Q1 2021 compared to Q1 2020 primarily reflects the impact of the pandemic. (See additional information on the operating results for each of the three quarters of 2020 in our MD&A for each respective quarter.)

Management’s Discussion and Analysis March 31, 2021	M-12	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2020:

(In millions of Canadian dollars)	Mar 31, 2021	Dec 31, 2020

Total current assets	1,497.8	1,565.1
Property and equipment	233.1	240.1
Lease assets	447.9	447.0
Goodwill	1,684.6	1,673.8
Intangible assets	213.3	182.0
Net employee defined benefit asset	48.3	47.3
Deferred tax assets	43.8	42.4
Other assets	192.0	191.2
Total assets	4,360.8	4,388.9

Current portion of long-term debt	63.1	46.6
Current portion of provisions	25.0	20.5
Current portion of lease liabilities	105.3	103.6
All other current liabilities	746.8	816.5

Total current liabilities	940.2	987.2
Lease liabilities	517.4	526.2
Income taxes payable	10.0	10.2
Long-term debt	636.5	634.2
Provisions	105.4	107.7
Net employee defined benefit liability	85.5	91.2
Deferred tax liability	62.3	63.4
Other liabilities	48.2	39.5
Equity	1,954.5	1,928.5
Non-controlling interests	0.8	0.8
Total liabilities and equity	4,360.8	4,388.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.79 at December 31, 2020, to US$0.80 at March 31, 2021. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment decreased mainly because of depreciation expense, partly offset by engineering equipment and leasehold improvements additions. Goodwill and intangible assets increased primarily from the acquisition of GTA. Intangible assets also increased as a result of software additions, partly offset by amortization.

Total current and long-term portions of long-term debt increased $18.8 million due primarily to an increase of $26.5 million in software financing obligations and an increase of $17.1 million in notes payable related to the acquisition of GTA. The increases were partly offset by $22.3 million in note repayments made for prior acquisitions. Total current and long-term portions of lease liabilities decreased $7.1 million due to lease payments made, partly offset by additions and interest accretion.

Management’s Discussion and Analysis March 31, 2021	M-13	Stantec Inc.

Other long-term liabilities increased $8.7 million primarily from increases in the fair value of cash-settled share-based units. Net employee defined benefit liability decreased $5.7 million, and net employee defined benefit asset increased $1.0 million for a combined net decrease in employee benefit obligations of $6.7 million. The decrease was primarily due to contributions made to the defined benefit pension plans and a reclassification of the current portion of certain end-of-employment benefit plans to trade and other payables.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, proceeds from the $300 million private placement of our senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We expect our internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at March 31, 2021, compared to December 31, 2020:

(In millions of Canadian dollars, except ratios)	Mar 31, 2021	Dec 31, 2020
Current assets	1,497.8	1,565.1
Current liabilities	940.2	987.2
Working capital (note)	557.6	577.9
Current ratio (note)	1.59	1.59
Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of the 2020 Annual Report and this MD&A.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets decreased primarily because cash and deposits decreased $40.0 million (explained in the Cash Flows section of this MD&A), offset by an increase in prepaid expenses of $10.4 million for subscription renewal fees paid for certain cloud-based software solutions. Current assets were also impacted by a collective net decrease of $39.2 million in trade and other receivables, unbilled receivables, and contract assets.
•Our continued focus and effort on collection activities contributed to a DSO, defined in the Definition section of our 2020 Annual Report, of 75 days at March 31, 2021 consistent with our DSO at December 31, 2020, and decreased 11 days compared to a DSO of 86 days at March 31, 2020.
•The aging of trade receivables improved consistently throughout the aging categories, with the highest balance as a percentage of total trade receivables in the 30-days or less category. This is a reflection of consistent collection efforts despite the impacts of COVID-19.
Current liabilities decreased primarily because of a decrease in trade and other payables of $65.8 million, mainly attributable to the timing of payments to suppliers, a decrease of $5.6 million in deferred revenue due to the timing of billings and project mix, and a decrease in bank indebtedness of $4.7 million (explained in the Cash Flows section of this MD&A). These decreases were partly offset by increases in the current portions of long-term debt of $16.5 million.

Management’s Discussion and Analysis March 31, 2021	M-14	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Mar 31,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2021	2020	Change	2021	2020	Change	2021	2020	Change
Cash flows from (used in) operating activities	55.7	(45.4)	101.1	—	2.4	(2.4)	55.7	(43.0)	98.7
Cash flows used in investing activities	(23.6)	(20.6)	(3.0)	—	—	—	(23.6)	(20.6)	(3.0)
Cash flows used in financing activities	(61.9)	(24.2)	(37.7)	—	—	—	(61.9)	(24.2)	(37.7)

Cash Flows Used in Operating Activities
Operating cash flows from continuing operations were $55.7 million, which increased $101.1 million compared to Q1 2020. The increase in cash flows from operations was driven by decreased cash paid to suppliers and employees of approximately $140 million due to the timing of various payments and lower activities, and decreased net interest payments of $7.6 million. The increase was partly offset with lower cash receipts from clients of approximately $40 million and increased net tax payments of $6.6 million due to higher tax installments and a final payment of certain 2020 tax liabilities. Lower payments to suppliers and employees and cash receipts were also due to foreign exchange impacts from the strengthening of the Canadian dollar.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $23.6 million, a $3.0 million increase compared to 2020. This was due primarily to the acquisition of GTA in the first quarter of 2021 for net cash consideration of $16.8 million, partly offset by the receipt of cash proceeds from the sale of investments held for self-insured liabilities of $1.1 million compared to purchases of $11.7 million made in 2020.

Cash Flows Used in Financing Activities
Cash flows used in financing activities were $61.9 million, a $37.7 million increase compared to 2020. Cash flows from operations during the quarter remained strong such that no draws were required on our revolving credit facility compared to a draw of $60.0 million in Q1 2020. Additionally, there were no share repurchases made in the quarter compared to $33.3 million in repurchases made in Q1 2020. We remain committed to deploying capital for opportunistic share repurchases should we see a dislocation in the value of our shares.

Capital Management
Our objective in managing our capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (trailing twelve months) of 1.0x to 2.0x. At March 31, 2021, our net debt to adjusted EBITDA was 0.8x, falling below our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis March 31, 2021	M-15	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Mar 31, 2021	Dec 31, 2020
Current and non-current portion of long-term debt	699.6	680.8
Less: cash and deposits	(249.5)	(289.5)
Bank indebtedness	—	4.7
Net debt	450.1	396.0
Shareholders' equity	1,954.5	1,928.5
Total capital managed	2,404.6	2,324.5
Trailing twelve months adjusted EBITDA from continuing operations (note)	568.3	578.9
Net debt to adjusted EBITDA ratio (note)	0.8	0.7
See the Definitions section of the 2020 Annual Report and this MD&A for our discussion of non-IFRS measures used.

Stantec has senior unsecured notes of $300 million outstanding and syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million through an accordion feature. We are required to comply with certain covenants as part of our syndicated credit facilities and notes. The key financial covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (as defined by our credit facilities agreement and set forth in the Definition section of our 2020 Annual Report).

At March 31, 2021, $791.9 million was available in our revolving credit facility for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended March 31, 2021.

Shareholders’ Equity
Shareholders’ equity increased $26.0 million from December 31, 2020. The increase in shareholders’ equity was mainly due to net income of $50.9 million earned in the first quarter of 2021 and $20.4 million for share options exercised for cash. These increases were partly offset by a comprehensive loss of $29.0 million related to the exchange difference on translation of our foreign subsidiaries and $18.4 million in dividends declared.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on November 12, 2020, enabling us to repurchase up to 5,605,224 of our common shares during the period November 16, 2020, to November 15, 2021. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters. During the quarter, no repurchases were made.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds.
Other
Outstanding Share Data
At March 31, 2021, 111,631,605 common shares and 1,490,302 share options were outstanding. From January 1, 2021, to May 5, 2021, 54,223 share options were exercised, and 668 share options were forfeited. At May 5, 2021, 111,685,828 common shares and 1,435,411 share options were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2020 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at March 31, 2021.

Management’s Discussion and Analysis March 31, 2021	M-16	Stantec Inc.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the the off-balance sheet arrangements section from those described in our 2020 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At March 31, 2021, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2020 Annual Report (incorporated here by reference).

We continue to hold an interest rate swap to hedge the interest rate variability on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We had also entered into a foreign currency forward contract to purchase USD$75.0 million for CAD$94.3 million equivalent on the trade date. The contract was entered to mitigate the risk of foreign currency fluctuations. The fair value of this contract, estimated using market rates as at March 31, 2021, is an unrealized loss of $0.1 million and was recorded in foreign exchange loss (gain) and in the statement of financial position within trade and other payables.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 20 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2021, and note 34 of our audited consolidated financial statements for the year ended December 31, 2020 (included in our 2020 Annual Report and incorporated here by reference). At March 31, 2021, the nature and extent of these transactions were not materially different from those disclosed in the 2020 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q1 2021 from those described in our 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2020, audited consolidated financial statements (incorporated here by reference), which included considerations for the impacts of the continuing COVID-19 pandemic. As there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, we will continue to monitor the impact of the pandemic on our operations and financial position. Actual results could differ from estimates.

Definition of Non-IFRS Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, adjusted return on invested capital (ROIC), days sales outstanding (DSO), leverage ratio, interest coverage ratio, free cash flow, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

Management’s Discussion and Analysis March 31, 2021	M-17	Stantec Inc.

For the quarter ended March 31, 2021, there has been no significant change in our description of non-IFRS measures from that included in our 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference).

A reconciliation of non-IFRS measures to their closest respective IFRS measures is provided on M-5 of this MD&A.

Recent Accounting Pronouncements
Certain amendments disclosed in note 6 of our 2020 audited consolidated financial statements (incorporated by reference) had an effective date of January 1, 2021, but did not have an impact on the consolidated financial statements or accounting policies in Q1 2021.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2021, and note 6 of our 2020 audited consolidated financial statements (incorporated here by reference).
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were ineffective due to the existence of an unremediated material weakness in our internal control over financial reporting related to transactional revenue controls (Transactional Revenue Controls) over the completeness and measurement of revenues and the related unbilled receivables, contract assets, and deferred revenue, including controls with respect to the review and approval of contract information as it is being entered into the accounting system. The material weakness identified in our internal control over financial reporting was identified in Q4 2020 and is described more fully in the Controls and Procedures section of our 2020 Annual Report.

Changes in Internal Controls over Financial Reporting
As discussed above, we first identified a material weakness in our internal control over financial reporting related to transactional revenue controls in Q4 2020. In response to the identification of this material weakness, we took immediate action to remediate it, and, to that end, new and improved Transactional Revenue Controls were designed and implemented as of November 15, 2020. Management will continue to remediate the design of these new controls and monitor and evaluate their operating effectiveness during the first half of 2021, in preparation for testing these controls. The weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management has concluded that the weakness did not result in any misstatements or adjustments in the Company's unaudited interim consolidated financial statements for the quarter ended March 31, 2021.

There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Discussion and Analysis March 31, 2021	M-18	Stantec Inc.

Risk Factors
For the quarter ended March 31, 2021, there has been no significant change in our risk factors from those described in our 2020 Annual Report (incorporated here by reference).

Subsequent Events
Engenium
On May 1, 2021, we acquired the shares of Engenium for cash consideration and notes payable. Engenium is a 170-person firm based in Australia and specializes in the delivery of sustainable mining, resources, and industrial infrastructure projects, and has a strong focus on renewable energy and sustainable solutions. This addition further strengthens our commitment to sustainability in our Energy & Resources operations.

Dividends
On May 5, 2021, our Board of Directors declared a dividend of $0.165 per share, payable on July 15, 2021, to shareholders of record on June 30, 2021.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2021 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our aim to achieve our goals as set out in the Business Model and Strategy Plan of the 2020 Annual Report;
•Our expectations in the Critical Accounting Estimates, Developments and Measures section;
•Our expectations, based on our diversified business across geographies and sectors and client mix, balance sheet strength, and the commitment of our talented workforce, that we have the ability to withstand the challenges caused by the COVID-19 pandemic;
•Our assumption of a continued gradual global recovery from the COVID-19 pandemic;
•Our expectations in the Outlook section:
◦Our business continuing to demonstrate resilience and being well positioned to generate solid earnings in 2021;
◦Organic net revenue growth in 2021 being in the low to mid-single digits;
◦Our organic retraction in Q1 2021 being offset over the remainder of the year;
◦Our Global business generating mid-single digit growth, driven by anticipated strong performance in the regulated water market and with stimulus funds beginning to flow to catalyze the respective economies;

Management’s Discussion and Analysis March 31, 2021	M-19	Stantec Inc.

◦Organic growth in Canada being in the low single digits;
◦Muted net revenue growth in the United States;
◦Expected focus on investments in sustainable infrastructure;
◦Gross margin in 2021 being in the range of 52% to 54%;
◦Administrative and marketing costs to be in the range of 37% to 39% of net revenue;
◦Adjusted EBITDA to be in the range of 14.5% to 16.0%;
◦Adjusted net income to drive to a margin of 6.5% or greater;
◦Year over year adjusted diluted EPS growth being in the mid-single digit;
◦Incremental earnings of approximately $0.10 per share from our 2023 Real Estate Strategy to offset certain claim cost and tax recoveries realized in 2020; and
•Our expectations that growth in Canada's Buildings business will persist.
•Our expectations that progressive recovery anticipated in the house-building and strategic land development markets in the UK will contribute to growth in our Infrastructure business.
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model.
These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2021, there has been no significant change in our risk factors from those described in our 2020 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2020 and their effect on our business.
The assumptions we made at the time of publishing our annual targets and outlook for 2021 are listed in the
Cautionary Note Regarding Forward-Looking Statements section of our 2020 Annual Report. The following information updates and, therefore, supersedes those assumptions.
•In our 2020 Annual Report, our outlook forecast assumed that the Canadian dollar would strengthen compared to the US dollar and a weaken compared to the British pound. In Q1 2021, the average value increased from US$0.76 reported in 2020 to US$0.79 and remained consistent at £0.58 GBP.
•The Canadian unemployment rate—8.9% at the end of 2020—improved to 7.5% as of March 2021 and is expected to further improve in 2021 as COVID-related restrictions gradually ease. In the United States, the unemployment rate—6.7% at the end of 2020 improved to 6.0% as of March 2021 and is expected to improve further in 2021.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2021 was expected to be comparable to 2020 at 1.38 million and at March 2021, housing starts is expected to increase

Management’s Discussion and Analysis March 31, 2021	M-20	Stantec Inc.

approximately 2.6% over 2020, reflecting a solid residential real estate market. In Canada, the number of total housing starts was forecasted to improve in 2021 by greater than 30% compared to 2020. In Q1 2021, new housing construction in Canada increased 43% over Q1 2020 reflecting the anticipated strong residential real estate market.
•The American Institute of Architects ABI (architectural billing index) has risen to 55.6 as of March 2021 from 42.6 at the end of 2020, reflecting a steady turn-around across all US geographies and most business sectors.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 5, 2021, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2021, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2021	M-21	Stantec Inc.